

May 22, 2014

Via E-mail
Jennifer Wuamett
General Counsel
Freescale Semiconductor, LTD
6501 William Cannon Drive West
Austin, Texas 78735

Re: Freescale Semiconductor, LTD
Form 10-K for the fiscal year ended December 31, 2013
Filed February 10, 2014
File No. 001-35184

Dear Ms. Wuamett:

We have reviewed your response letter dated May 14, 2014 and related filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Consolidated Financial Statements

Note 1. Business Segments, page 66

1. We reference your response to prior comment 1. In future filings please revise your accounting policy to clarify how you identified your operating segments similar to your response. Specifically, please clarify the level at which your chief operating decision maker (CODM) receives financial information for purposes of making decisions about the allocation of resources and evaluating performance and discuss the role of the General Manager in making decisions about product groups.

Jennifer Wuamett
General Counsel
Freescale Semiconductor, LTD
May 22, 2014
Page 2

You may contact Kristin Lochhead, Senior Accountant, at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief